UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

HIGHWATER ETHANOL, LLC

(Exact name of small business issuer as specified in its charter)

Minnesota	20-4798531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

205 S. Main Street, PO Box 96, Lamberton, MN 56152
(Address of principal executive offices)

(507) 752-6160
(Issuer’s telephone number)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☒

Securities Act registration statement file number to which this form relates:  333-137482 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Limited Liability Company Membership Units

(Title of class)

Item 1.  Description of Registrant’s Securities to be Registered.

Highwater Ethanol, LLC (“Highwater”) is a Minnesota limited liability company.  References to the “Registrant,” “we,” “our” or “us” mean and refer to Highwater.  We have one class of membership units issued and outstanding.  As of January 31, 2008, there were 4,953 membership units outstanding. As of January 31, 2008, we had approximately 1,500 holders of record of our membership units.  As of our fiscal year end on October 31, 2008, we had assets exceeding $10,000,000 and more than 500 holders of record of our membership units.  Accordingly, we are registering our membership units in this registration statement.  Our units, when issued and fully paid for, are non-assessable, not subject to redemption or conversion, and have no conversion rights.

Pursuant to our amended and restated member control agreement, distributions of Highwater’s net cash flow (meaning our gross cash proceeds less the amount of proceeds used for expenses, debt payments, capital improvements, replacements, contingencies, as reasonably determined by our board of governors) are made in proportion to the units held by each member.  This means that a member’s distribution is calculated based upon the number of units owned by the member in proportion to the total number of units outstanding.  Distributions are restricted by certain loan covenants contained in debt financing agreements that are currently in effect and that we may enter into from time to time.

Each unit holder accepted as a member of Highwater is entitled to vote on all matters coming to a vote of the members.  On each matter brought to a vote of the members, each member may cast one vote per unit held by the member.  The presence of members representing an aggregate of at least 50% of the membership is required for the transaction of business at a meeting.  Members may cast votes in person or by proxy.  Members do not have cumulative voting or pre-emptive rights.

Beginning at the first annual or special meeting after substantial operations commence at the ethanol plant, the members have the right to annually elect the board of governors who serve staggered three-year terms.  Nominations for governors may be made by the nominating committee of the board of governors or by the board of governors as a whole.  Members may also nominate candidates for our board by giving advance written notice to Highwater with information about the nominee and the nominating member.

In addition to electing members of the board of governors as set forth above, members of Highwater are entitled to vote on:

•                  our engagement in any activity that is inconsistent with our purpose, which is owning, constructing, operating, leasing, financing, contracting with and/or investing in ethanol production facilities; engaging in the processing of corn, grains, and other feedstocks into ethanol and any and all co-products and the marketing of all products and co-products from such processing; and engaging in any other business and investment activity in which a Minnesota limited liability company may lawfully engage;

•                  knowing acts in contravention of the amended and restated member control agreement, or company action that would make it impossible to carry on our ordinary business;

•                  possession of company property by one or more governors or the assignment of rights in specific company property for a non-company purpose;

•                  our voluntary engagement in any action that would cause Highwater’s bankruptcy;

•                  the merger, consolidation, exchange, or other disposition of all or substantially all of the property of Highwater, except for a liquidating sale of property in connection with the dissolution of Highwater;

•                  the issuance of membership units at a purchase price of less than $5,000 per unit;

•                  the issuance of more than an aggregate of 10,000 units;

•                  the election to dissolve Highwater; and

•                  an act to cause Highwater to acquire any equity or debt securities of any director or its affiliates, or the making of loans to any director or affiliate of Highwater.

Members are entitled to reasonably access certain information concerning our business and affairs, including, but not limited to, a list of our members and their capital accounts, financial statements for the six most recent fiscal years, tax returns for the six most recent fiscal years and our articles of organization and operating agreement, together with all amendments.  A member’s right to access this information is subject to any confidentiality restrictions we may implement.

Our amended and restated member control agreement prohibits all members from disposing of or transferring units without approval by our board of governors and compliance with the amended and restated member control agreement.  Prior to commencement of substantial plant operations, members are not allowed to transfer their units unless the transfer was (i) to the member’s administrator or trustee to whom such units are transferred involuntarily by operation of law; or (ii) without consideration to or in trust for the member’s descendants or spouse.  Once we are engaged in substantial operations at the plant, members are allowed to transfer their units as follows:

•                  To any individual or entity approved by our governors, in writing;

•                  To any affiliate or related party of the transferor.

The two types of transfers set forth above will be permitted provided they satisfy the following conditions:

•                  The transferor and transferee must execute and deliver conveyance documents satisfactory to our legal counsel;

•                  The transferor and transferee must furnish their tax identification numbers, information with respect to tax basis and any other information necessary to the preparation and filing of all of our required state and federal tax returns;

•                  The units must be registered under the Securities Act and any applicable state laws or the transferor must provide an opinion of counsel, satisfactory to our governors, regarding an applicable exemption for which the transfer is eligible and that the transfer does not violate any applicable securities laws;

•                  The transferor must provide an opinion of counsel, satisfactory to our governors, that the transfer does not trigger applicability of the Investment Company Act of 1940;

•                  The transfer must not result in the termination of Highwater within the meaning of Section 708 of the Internal Revenue Code of 1986, as amended;

•                  No transfer may be initiated or occur after the members have voted to dissolve and liquidate Highwater or a decree of judicial dissolution has been entered; and

•                  No transfer may occur if the transfer would cause Highwater to be treated as a publicly traded partnership within the meaning of Section 7704(b) of the Internal Revenue Code of 1986, as amended.

In the event any member attempts to make non-permitted transfer of units, the transfer will be null and void.  However, if Highwater is required to recognize the transfer or if the governors decide, in their discretion, to recognize the transfer, the units transferred will be limited only to the transferring member’s economic interest.  In addition, the transferring member’s economic interest may be used to satisfy any debts, obligations or liabilities for damages that the transferor or transferee may have to Highwater.  The parties engaging in a transfer that is not permitted under our second amended and restated operating agreement will hold harmless and indemnify Highwater and the other members from all cost, liability, and damage that the indemnified members may incur as a result of the transfer or attempted transfer.  These restrictions prevent a change of control of Highwater.

Item 2.  Exhibits.

The following exhibits are filed as part of this registration statement.  Exhibits previously filed are incorporated by reference, as noted.

Exhibit No.	Exhibit
3.1

Articles of Organization of the Registrant. Filed as Exhibit 3.1 to the Registrant’s registration statement on Form SB-2 (Commission File No. 333-137482), originally filed on September 20, 2006 and incorporated by reference herein.

3.2

Member Control Agreement dated May 4, 2006. Filed as Exhibit 3.2 to the Registrant’s registration statement on Form SB-2 (Commission File No. 333-137482), originally filed on September 20, 2006 and incorporated by reference herein.

3.3

Amended and Restated Member Control Agreement dated February 26, 2007. Filed as Exhibit 3.3 to Pre-Effective Amendment No. 3 to our Registration Statement on Form SB-2 (Commission File No. 333-137482), filed on March 6, 2007 and incorporated by reference herein.

4.1

Form of Membership Unit Certificate. Filed as Exhibit 4.1 to the Registrant’s registration statement on Form SB-2 (Commission File 333-137482), originally filed on September 20, 2006 and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HIGHWATER ETHANOL, LLC

Date: February 27, 2009	By:	/s/ Brian Kletscher
Brian Kletscher, Principal Executive Officer